SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of January, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                      RYANAIR BEATS ITS EXPECTATIONS.
                 Q3 NET PROFIT OF EUR35m - TRAFFIC GROWS 13% TO 6.9M

     Ryanair, Europe's No.1 low fares airline today (Monday, 31st January 2005) announced a Net Profit after tax of EUR35.0m for the 3rd Quarter ended 31 Dec 2004. Passenger volumes grew by 13% to 6.9m whilst yields were in line with the same Quarter last year, and as a result, total revenues rose by 15% to EUR294.4m. Unit costs rose by 26% due to the increase in the level of activity and in particular higher fuel and route charges. During the Quarter, maintenance provisions of EUR4.5m (net of tax) were released to the profit and loss due to the earlier than scheduled return of 6 leased 737-300's. As a result Q3 net profit declined by 26% and the Q3 profit margin after tax declined by 7 points to 12%.

    Summary Table of Results (Irish GAAP) - in Euro

    Quarter Ended               Dec 31,            Dec 31,          %
                                 2003               2004         Increase
    Passengers                   6.1m               6.9m            +13%
    Revenue                 EUR255.0m          EUR294.4m            +15%
    Profit after tax         EUR47.5m           EUR35.0m           - 26%
    (Note 1)
    Basic EPS (Euro          EUR6.27c           EUR4.61c           - 26%
    Cents) (Note 1)

    Note 1:Adjusted profit after tax and EPS excludes the exceptional costs of EUR6m (net of tax) arising from the earlier than planned retirement of 6 Boeing 737-200 aircraft during the Quarter to 31 December 2003, and a goodwill charge of EUR0.6m in 2003 and EUR0.5m in 2004.

    Announcing these results Ryanair's Chief Executive, Michael O'Leary, said:

    "These quarterly results are a testimony to the strength of the Ryanair "lowest cost" model which - even during the most difficult trading conditions (including record fuel prices and intense competition) - delivers strong passenger growth and profits. We continue, like Southwest, to maintain our record of 31 consecutive quarters of unbroken profitability (before exceptionals) since we floated in May 1997.

    "As predicted, casualties continue in the European industry, most notably Volare, VBird and Air Polonia. Hapag Lloyd Express, MyTravel Lite and Basiq Air have announced significant reversals of capacity back into their charter operations, while many of Europe's flag carriers (most notably Alitalia and SAS) have announced record losses. This is not a temporary phenomenon resulting from high oil prices, but a permanent market shift towards low cost air travel, led by Ryanair. Only the lowest cost airlines like Southwest in the US and Ryanair in Europe will prosper over the medium term and we expect further casualties, cut backs and withdrawals among our loss making competitors.

    "Despite intense competition, yields were similar to those achieved last year and better than our previous guidance of a decline of between 5% to 10%. We believe this is due to capacity removals by competitors and the continuing impact of multiple fuel surcharges imposed by many of our high fare competitors, which have made Ryanair's low fares even more attractive to European consumers.

    "Fuel prices remain high and will continue to impact our future guidance. Our fuel hedges expired at the end of October 2004 and we were unhedged during November, however as forward prices fell, we restarted our hedging programme for this Winter season. We are almost 100% hedged at an average of $41 per barrel for Brent crude for the 4th Quarter and are unhedged thereafter. Lower than expected fuel prices also had a positive impact on our Quarter 3 results when fuel costs were EUR4m better than our previous guidance. We expect our Q4 fuel costs to be EUR5m lower than the previous guidance. We still see value in hedging to remove uncertainty from our business and will continue to review our hedging policy as forward oil prices return to more "normal" levels.

    "Advance bookings for Q4 indicate that traffic growth is in line with expectations. With some 50% of the seats sold (and assuming no adverse movement in exchange rates) we expect yields may now rise by up to 5% for the Quarter. We would caution investors that this upturn in yield is more a reflection of the precipitous 22% decline in the comparable Q4 yields last year, slower capacity growth and an earlier Easter, rather than some significant current price recovery. As we review Q4 of last year, it appears to have been an exceptional result with yields collapsing due to the combined effect of the war in Iraq, the threat of terrorism, high oil prices, our own enormous capacity growth (+50%) and the market entry of many irrational low fare (but not low cost) airlines in Europe, many of whom have disappeared as quickly as they entered.

    "Ryanair continues to grow strongly and profitably in spite of adverse market conditions. The airline is now carrying 74% more traffic than it did just two years ago (in Q3 of 2002). Ryanair is the No.1 or No.2 airline in terms of market share in over 90% of our markets and we continue to maintain world record profit margins despite significantly higher oil prices and route charges. Our new bases in Luton, Liverpool and Shannon are booking well for 2005, and we believe that our 21 new Spanish routes will also perform strongly, particularly during the Summer months. We have (last week) announced six new routes from Dublin to Biarritz and Carcassonne in France, Frankfurt in Germany, Eindhoven in Holland, Doncaster in the UK and Rome in Italy as a foretaste of what is on offer from Dublin if we get a second competing terminal. Once again, we strongly urge the Taoiseach to press ahead with the second terminal at Dublin airport. In addition, this morning Ryanair will unveil its first 3 Italian domestic routes. The destinations and fares will be announced at a press conference in Rome, which will herald the end of Alitalia's domestic high fare monopoly in Italy.

    "We support the development of a second runway at Stansted Airport, but are united with all other Stansted users in opposing the GBP4bn. folly being advocated by the BAA. The fact that price sensitive consumers are being asked to cross subsidise almost GBP2bn. worth of unnecessary rail links and motorways demonstrates how completely out of touch the BAA airport monopoly has become. Ryanair and other Stansted users support the type of low cost, second terminal and runway facilities developed by Manchester at a cost of some GBP400m. But only a regulated monopoly like the BAA could possibly propose spending ten times this sum on gold plating facilities that our passengers neither need nor want. We call on the UK Government to break up the BAA airport monopoly, which is now the world's most profitable airport operator, because passengers need competition between the London airports if British consumers and visitors are to continue to enjoy the lowest cost air travel in Europe.

    "The initial trial of our inflight entertainment system has been disappointing. Whilst the trial period was hampered by the lack of content in non-English languages, the uptake among passengers has been lower than expected. We have now resolved these service issues with the content provider, but unless we see a significant improvement in customer take up, we will not roll out the system across the entire fleet as planned. We remain believers in the potential of inflight entertainment however, as initially with CD's and the IPod, it may take some time for the travelling public in Europe to catch on to the technology. Should we decide to discontinue with IFE at the end of our extended trial period, Ryanair will suffer no financial loss whatsoever.

    "We continue our cautious outlook for Quarter 4 and the full year outturn. Whilst yields and fuel prices are now somewhat better than originally forecast, Sterling has weakened appreciably and this will have a downward impact on yields. In Quarter 4 last year we suffered a 22% collapse in average fares, however based on current booking trends we now expect that Q4 yields this year might be as much as 5% higher than last year. Despite higher route and fuel charges, we continue to deliver the highest net margins in the industry and we therefore believe that Ryanair's lowest cost model will continue to grow and prosper across Europe to the benefit of our passengers, people and our shareholders".

ENDS.                           Monday, 31st January 2005

For results and further        Howard Millar           Pauline McAlester
information please contact:    Ryanair Holdings Plc    Murray Consultants
www.Ryanair.com               Tel: 353-1-8121212      Tel:353-1-4980300


    Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.


    Ryanair is Europe's largest low fares airline with 217 low fare routes across 19 countries. Ryanair operates a fleet of 79 aircraft, and firm orders for up to a further 85 new 737-800's which will be delivered over the next 5 years. Ryanair currently employs a team of 2,600 people and expect to carry approximately 27.5 million scheduled passengers in the current year.

Ryanair Holdings plc and Subsidiaries
Consolidated Profit and Loss Accounts in accordance with UK and Irish GAAP (unaudited)
                       Quarter         Quarter     Nine months     Nine months
                         ended           ended           Ended           ended
                  Dec 31, 2004    Dec 31, 2003    Dec-31, 2004    Dec-31, 2003
                       EUR'000         EUR'000         EUR'000        EUR'000
 Operating Revenues
 Scheduled  revenues   246,712         216,424         864,356         739,964

 Ancillary  revenues    47,732          38,575         151,180         111,409
 Total operating
 revenues
 -continuing
 operations            294,444         254,999       1,015,536         851,373

 Operating
 expenses
 Staff costs            34,824          29,506         104,083          90,984
 Depreciation
 and  amortisation      26,056          25,009          70,960          71,728


 Other operating
 expenses
 Fuel & Oil              72,486           43,128         186,236         127,474
  Maintenance,
  materials and repairs   2,323            8,796          27,221          30,983
  Marketing and
  distribution costs      2,625            1,045          13,400          11,028

 Aircraft rentals         7,400            2,730          23,636           6,450

 Route charges            33,389          27,442         101,315          80,331
 Airport and
 Handling charges         44,243          38,123         134,565         110,202

 Other                    22,428          19,083          69,933          58,769

 Total operating
 expenses               245,774         194,862         731,349          587,949

 Operating
 profit before
 exceptional
 costs, and goodwill    48,670          60,137          284,187          263,424


 Aircraft
 retirement costs            -          (6,773)              -          (9,491)
 Buzz re-organisation costs  -               -               -          (3,012)
 Amortisation of
 goodwill                 (530)           (586)         (1,702)         (1,757)

                          (530)         (7,359)         (1,702)        (14,260)

 Operating
 profit after exceptional
 costs, and goodwill     48,140          52,778         282,485         249,164


 Other income/
 (expenses)
 Foreign
 exchange
 (losses)/gains         (2,076)           (581)         (2,835)            852

 Gain/(loss) on
 disposal of
 fixed assets                -               -               6              (8)

 Interest
 receivable and
 similar income          7,379           5,115          20,197          17,642

 Interest
 payable
 and similar
 charges               (15,071)        (12,499)        (40,992)        (35,302)
 Total other
 income/                (9,768)         (7,965)        (23,624)        (16,816)
 (expenses)

 Profit before
 taxation               38,372          44,813         258,861         232,348

 Tax on profit
 on
 ordinary activities    (3,877)         (3,852)        (24,257)        (22,446)

 Profit for the
 period                 34,495          40,961         234,604         209,902


 Earnings per
 ordinary share

 -Basic(Eurocent)         4.54            5.40           30.89           27.72

 -Diluted(Euro
 cent)                    4.51            5.33           30.70           27.41

 Adjusted earnings per ordinary share*

 -Basic(Euro              4.61            6.27           31.11           29.46
 cent)
 -Diluted(Euro
 cent)                    4.58            6.19           30.92           29.13
 Number of
 ordinary shares
 (in 000's)
 -Basic                759,775         758,608         759,499         757,143
 -Diluted              764,438         767,928         764,127         765,779
* Calculated on Profit for the period before exceptional costs (net of tax), and Goodwill.
                                                                          Page 1




Ryanair Holdings plc and Subsidiaries
Consolidated Balance Sheets in accordance with
UK and Irish GAAP (unaudited)
                                                  Dec 31,    March 31,
                                                     2004         2004
                                                  EUR'000      EUR'000

Fixed assets
Intangible Assets                                  30,872       44,499
Tangible assets                                 1,845,452    1,576,526

Total fixed assets                              1,876,324    1,621,025

Current assets
Cash and liquid resources                       1,447,850    1,257,350
Accounts receivable                                14,467       14,932
Other assets                                       18,608       19,251
Inventories                                        27,160       26,440

Total current assets                            1,508,085    1,317,973


Total assets                                    3,384,409    2,938,998

Current liabilities
Accounts payable                                   89,439       67,936
Accrued expenses and other liabilities            317,049      338,208
Current maturities of long term debt              106,841       80,337
Short term borrowings                               2,325          345

Total current liabilities                         515,654      486,826


Other liabilities
Provisions for liabilities and charges            107,741       94,192
Other creditors                                    22,958       30,047
Long term debt                                  1,046,546      872,645

Total other liabilities                         1,177,245      996,884

Shareholders' funds - equity
Called - up share capital                           9,652        9,643
Share premium account                             562,015      560,406
Profit and loss account                         1,119,843      885,239

Shareholders' funds - equity                    1,691,510    1,455,288

Total liabilities and shareholders' funds       3,384,409    2,938,998

                                                                        Page 2.

Ryanair Holdings plc and Subsidiaries
Consolidated Cashflow Statements in accordance with UK and Irish GAAP
(unaudited)
                                            Nine months    Nine months
                                                  ended          ended
                                                Dec 31,        Dec 31,
                                                   2004           2003
                                                EUR'000        EUR'000

Net cash inflow from operating activities       346,724        295,459

Returns on investments and servicing of         (19,266)       (17,086)
finance

Taxation                                           3,418            207

Capital expenditure (including aircraft        (342,161)      (338,329)
deposits)

Acquisitions including onerous lease             (2,218)       (20,795)
payments

Net cash (outflow) before financing
and management of liquid resources              (13,503)       (80,544)

Financing                                       202,023        141,859
(Increase) in liquid resources                 (190,822)      (108,139)

(Decrease) in cash                               (2,302)       (46,824)



Analysis of movement in liquid resources
At beginning of year                          1,231,572        982,352
Increase in period                              190,822        108,139

At end of period                              1,422,394      1,090,491

Analysis of movement in cash
At beginning of year                             25,433         76,550
Net cash (outflow) during period                 (2,302)       (46,824)

At end of period                                  23,131         29,726

                                                                         Page 3.


Ryanair Holdings plc and Subsidiaries
Consolidated Statement of Changes in Shareholders' Funds - Equity in accordance with UK and Irish GAAP (unaudited)

                                           Share         Profit
                         Ordinary        premium       and loss
                           shares        account        account          Total
                          EUR'000        EUR'000        EUR'000       EUR'000

Balance at                  9,643        560,406        885,239      1,455,288
April 1, 2004

Issue of
ordinary equity                 9          1,609              -          1,618
shares

Profit for the                  -              -        234,604        234,604
period

Balance at Dec              9,652        562,015      1,119,843      1,691,510
31, 2004


Reconciliation of adjusted earnings per share (unaudited)


                          Quarter        Quarter    Nine months    Nine months
                            ended          ended          ended          ended
                          Dec 31,        Dec 31,        Dec 31,        Dec 31,
                             2004           2003           2004           2003
                          EUR'000        EUR'000        EUR'000        EUR'000


Profit for the
period under UK            34,495         40,961        234,604        209,902
and Irish GAAP

Adjustments

Aircraft                        -          6,773              -          9,491
retirement
costs
Buzz                            -              -              -          3,012
re-organisation
costs
Amortisation of               530            586          1,702          1,757
goodwill
Taxation                        -           (779)             -         (1,084)
adjustment for
above

Adjusted profit
under UK and               35,025         47,541        236,306        223,078
Irish GAAP

Number of
ordinary shares
(in 000's)
-Basic                    759,775        758,608        759,499        757,143
-Diluted                  764,438        767,928        764,127        765,779

Adusted
earnings per
ordinary
share
-Basic(EUR cent)             4.61           6.27          31.11          29.46
-Diluted(EUR cent)           4.58           6.19          30.92          29.13

                                                                          Page 4


Ryanair Holdings plc and Subsidiaries
Consolidated Profit and Loss Accounts in accordance with US GAAP (unaudited)

                   Quarter           Quarter         Nine months     Nine months
                     ended             ended               ended           ended
              Dec 31, 2004      Dec 31, 2003        Dec-31, 2004    Dec-31, 2003
                   EUR'000           EUR'000             EUR'000        EUR'000
Operating
Revenues
Scheduled          246,712           216,424             864,356         739,964
revenues

Ancillary           47,732            38,575             151,180         111,409
revenues

Total operating
revenues
-continuing
operations         294,444           254,999           1,015,536         851,373

Operating
expenses
Staff costs         34,784            29,286             103,963          90,344

Depreciation and
amortisation        26,857            25,009              72,539          71,728
Other operating
expenses
   -Fuel &          72,486            43,128             186,236         127,474
    Oil

    Maintenance,
    materials and    2,323             8,796              27,221          30,983
    repairs

    Marketing
    and              2,625             1,045              13,400          11,028
    distribution
    costs

   -Aircraft         7,400             2,730              23,636           6,450
    rentals

   -Route           33,389            27,442             101,315          80,331
    charges

   -Airport
    and             44,243            38,123             134,565         110,202
    Handling
    charges

   -Other           22,406            19,061              69,867          58,703

Total operating
expenses           246,513           194,620             732,742         587,243


Operating profit
before
exceptional         47,931            60,379             282,794         264,130
items

Aircraft
retirement costs        -            (6,773)                  -          (9,491)
Buzz
re-organisation
costs                   -                 -                   -          (3,012)

Operating profit
after exceptional
items               47,931            53,606             282,794         251,627

Other income/
(expenses)
Foreign exchange
(losses)/gains      (2,076)             (581)             (2,835)            852

Gain/(loss) on
disposal of fixed
assets                  -                 -                   6              (8)

Interest
receivable and
similar income       7,379             5,115              20,197          17,642

Interest payable
and similar
charges           (12,972)          (10,493)            (35,057)        (29,605)

Total other
income/(expenses)  (7,669)           (5,959)            (17,689)        (11,119)

Profit on
ordinary
activities
before taxation     40,262            47,647             265,105         240,508
Tax on profit on
ordinary
activities         (4,145)           (4,130)            (25,014)        (23,238)


Net income          36,117            43,517             240,091         217,270

Net income per
ADS
-Basic(Euro cent)    23.77             28.68              158.06          143.48
-Diluted(Euro
cent)                23.62             28.33              157.10          141.86
Adjusted net
income per ADS *

-Basic(Euro cent)    23.77             32.63              158.06          151.02
-Diluted(Euro
cent)                23.62             32.24              157.10          149.32
Weighted Average
number of
shares
-Basic             759,775           758,608             759,499         757,143
-Diluted           764,438           767,928             764,127         765,779
* Calculated on Net Income before non-recurring items (net of tax).
                                                                          Page 5






Ryanair Holdings plc and Subsidiaries
Summary of significant differences between UK, Irish and US generally accepted accounting principles (unaudited)

(A) Net income under US GAAP
                             Quarter ended         Nine months ended
                          Dec 31,      Dec 31,      Dec 31,    Dec 31,
                             2004         2003         2004       2003
                          EUR'000      EUR'000      EUR'000    EUR'000

Profit as reported in
the consolidated profit
and loss accounts in
accordance with UK
and Irish GAAP             34,495       40,961      234,604    209,902


Adjustments
Pension                        40          220          120        640
Amortisation of goodwill      530          586        1,702      1,757
Capitalised interest
(net of amortisation)
regarding aircraft
acquisition programme       1,298        2,006        4,356      5,697
Darley Investments             22           22           66         66
Limited
Taxation- effect of          (268)        (278)        (757)      (792)
above adjustments
Net income under US GAAP   36,117       43,517      240,091    217,270

(B) Consolidated
Cashflow Statements in
accordance with US
GAAP
                                       Nine months ended
                                       Dec 31,      Dec 31,
                                          2004         2003
                                       EUR'000      EUR'000

Cashflow from operating
activities                             330,876      278,580
Cash (outflow) from
investing activities                  (178,961)    (932,690)
Cash inflow from
financial activities                   204,003      144,997

Increase/(decrease) in
cash and cash
equivalents                            355,918     (509,113)
Cash and cash
equivalents at beginning
of year                                744,605      537,476

Cash and cash
equivalents at end of
period                                1,100,523       28,363

Cash and cash equivalents under US
GAAP                                 1,100,523       28,363
Restricted cash                        204,040      198,300

Deposits with a maturity
of between three and six
months                                 143,287      898,008


Cash and liquid
resources under UK and               1,447,850    1,124,671
Irish GAAP



Ryanair Holdings plc and Subsidiaries
Summary of significant differences between UK, Irish and US generally accepted accounting principles(unaudited)
(C) Shareholders' funds - equity
                                                  Dec 31,      Dec 31,
                                                     2004         2003
                                                  EUR'000      EUR'000

Shareholders' equity as reported in the
consolidated balance
sheets (UK and Irish GAAP)                      1,691,510    1,457,884

Adjustments:
Pension                                             3,320        3,751
Amortisation of goodwill                            4,044        1,757
Capitalised interest (net of amortisation)
regarding                                          21,858       15,986
aircraft acquisition programme
Darley Investments Limited                            (85)        (173)
Minimum pension liability (net of tax)             (2,631)      (2,656)
Unrealised losses on derivative financial
instruments                                      (150,700)     (54,968)
(net of tax)
Tax effect of adjustments (excluding pension &
derivative adjustments)                            (3,345)      (2,467)


Shareholders' equity as adjusted to accord
with US                                         1,563,971    1,419,114
GAAP

Opening shareholders' equity under US GAAP      1,356,281    1,177,187

Comprehensive Income
Unrealised (losses)/gains on derivative
financial                                         (34,019)      18,403
instruments(net of tax)
Net income in accordance with US GAAP             240,091      217,270

Total Comprehensive Income                        206,072      235,673

Stock issued for cash                               1,618        6,254


Closing shareholders' equity under US GAAP      1,563,971    1,419,114


                              Ryanair Holdings plc
                 Management Discussion and Analysis of Results
Introduction
For the purposes of the MD&A all figures and comments are by reference to the adjusted profit and loss account excluding the exceptional costs and goodwill referred to below.

Exceptional costs in the quarter ended December 31, 2003 consisted of EUR5.5m in lease costs and additional depreciation of EUR0.6m arising from the earlier than planned retirement of a sixth aircraft necessitated by the 'scribing' of these aircraft (Note 4). Goodwill of EUR0.5m was amortised in the quarter compared to EUR0.6m in the quarter ended December 31, 2003.

Profit after tax decreased by 16% to EUR34.5m during the quarter compared to the same period last year. The adjusted profit for the quarter, excluding exceptional costs and goodwill, decreased by 26% to EUR35.0m.
Summary Quarter ended December 31, 2004

Profit after tax decreased by 26% to EUR35.0m, compared to EUR47.5m in the previous quarter ended Dec 31, 2003. Total operating revenues increased by 15% to EUR294.4m, which was faster than the 13% growth in passenger volumes, as fares were almost in line with last year and a continuation of the strong growth in ancillary revenues. Total revenue per passenger has as a result increased by 2%, whilst the successful launch of new routes and the slower rate of growth resulted in load factors increasing from 83% to 84% during the period.

Total operating expenses increased by 26% to EUR245.8m, due to the increased level of activity, and the increased costs, primarily fuel, route charges and airport & handling costs associated with the growth of the airline. Fuel, our largest cost item, increased by 68% due to substantial increases in the US$ cost per gallon, partially offset by the strengthening of the Euro to the Dollar.

Operating margins declined 7 points to 17%, which in turn resulted in Operating profit decreasing by 19% to EUR48.7m. Excluding fuel costs operating margins would have remained constant in both quarters. Profit before tax has declined by 25%, greater than the decline in operating profit due to the higher net interest charge arising from the increased level of debt, and foreign exchange losses which arose from the translation of sterling and US$ bank balances to euro at the period end exchange rates. As a result, Net Margins declined by 7 points to 12% for the reasons outlined above.

Adjusted earnings per share have also declined by 26% to 4.61 cent for the period.

Balance Sheet The Company continues to generate strong cashflow from operations and year to date amounted to EUR346.7m. This cashflow part funded twelve aircraft deliveries (six in the current quarter), additional aircraft deposits, and the balance remaining is in turn reflected in the EUR190.5m increase in Cash and Liquid Resources since March 31, 2004. Capital expenditure amounted to EUR342.2m during the period whilst Long Term Debt, net of repayments, increased by EUR200.4m. Shareholders' Funds at Dec 31, 2004 have increased by EUR236.2m to EUR1,691.5m, compared to March 31, 2004.

Detailed Discussion and Analysis Quarter Ended December 31, 2004 Profit after tax, decreased by 26% to EUR35.0m due to fuel costs increasing by 68% reflecting the higher US$ cost per gallon, which was partially offset by stable fares and strong growth in passenger volumes. Operating margins, in turn, have fallen by 7 points to 17% during the quarter, which has resulted in Operating profit decreasing by EUR11.5m to EUR48.7m compared to quarter ended December 31, 2003.

Total operating revenues increased by 15% to EUR294.4m whilst passenger volumes increased by 13% to 6.9m. Total revenue per passenger has increased by 2% in the quarter due to a combination of higher average fares and strong ancillary revenue growth.

Scheduled passenger revenues increased by 14% to EUR246.7m due to a combination of a 1% improvement in average fares, increased passenger volumes on existing routes, and the success of new bases at Rome-Ciampino and Barcelona-Girona. The slower growth in seat capacity is also reflected in improved load factors, which rose by 1% to 84% in the quarter.

Ancillary revenues increased 24% to EUR47.7m, a faster rate of growth than passenger volumes, reflecting a strong performance in non-flight scheduled revenues, car hire and other ancillary products. Ancillary revenues now account for 16% of total revenues compared to 15% for the same period last year. Total operating expenses increased by 26% to EUR245.8m due to the increased level of activity, and the increased costs primarily fuel, aircraft rentals, route charges, and airport and handling costs associated with the growth of the airline. Total operating costs were also adversely impacted by a 9% increase in the average sector length whilst higher US$ fuel prices were partly offset by the strength of the euro exchange rate against the US$.

Staff costs have increased by 18% to EUR34.8m primarily due to a 13% increase in average employee numbers to 2,671 and the impact of pay increases of 3% granted during the period.

Depreciation and amortisation increased by 4% to EUR26.1m. Depreciation charges increased due to an increase in the size of the 737-800 fleet from 41 to 53 ('owned' fleet rose from 61 to 64), offset by lower amortisation charges due to the retirement of 737-200 aircraft and the positive impact of a new engine maintenance agreement on the cost of amortisation of 737-800 aircraft. The strengthening of the euro to US$ also had a positive impact on the depreciation and amortisation charge.

Fuel costs rose by 68% to EUR72.5m due to an increase in the number of sectors flown, a 9% increase in the average sector length, and a significantly higher average US$ cost per gallon of fuel partially offset by the positive impact of the strengthening of the Euro to the US dollar during the period. Fuel costs were also positively impacted by the recommencement of the Company's hedging strategy for December and lower than expected fuel prices which resulted in a saving of EUR4m.

Maintenance costs decreased by 74% to EUR2.3m reflecting the improved reliability arising from the higher proportion of 737-800's operated and a lower level of maintenance costs incurred due to the return of four BAE 146 aircraft to KLM and the release of maintenance overhaul provisions of EUR5.2m during the quarter associated with the earlier than scheduled return of six leased 737-300's. Marketing and distribution costs increased by EUR1.5m to EUR2.6m due to increases in expenditure arising from the higher level of activity during the quarter. Aircraft rental costs increased by EUR4.7m to EUR7.4m reflecting the increased costs arising from the lease of thirteen 737-800 aircraft, of which three were delivered in the current quarter, offset by the return of four BAE 146s to KLM earlier in the year and the return of six leased 737-800 aircraft during the period.

Route charges increased by 22% to EUR33.4m due to an increase in the number sectors flown, an increase in the average sector length and an increase in the weight of the aircraft operated (which incur a higher charge).
Airport and handling charges increased by 16% to EUR44.2m, faster than the increase in passenger volumes due to increased costs at certain existing airports offset by lower costs at new airports, and the adverse impact of the strength of the sterling exchange rate against the euro during the period. Other expenses increased by 18% to EUR22.4m, which is less than the growth in ancillary revenues due to improved margins on some new and existing products, and cost reductions achieved on indirect costs.

Operating margins have declined by 7 points to 17%. Due to the reasons outlined above operating profits decreased by EUR11.5m to EUR48.7m during the quarter. Interest receivable has increased by EUR2.3m due to the combined impact of higher levels of cash and liquid resources and an improvement in average deposit interest rates earned in the quarter compared to last year. Interest payable increased by EUR2.6m due to the drawdown of debt to part fund the purchase of new aircraft.

Detailed Discussion and Analysis for Nine months ended December 31, 2004 Profit after tax, increased by 6% to EUR236.3m driven by strong growth in passenger volumes, whilst revenues per passenger were unchanged. This was offset by higher costs specifically fuel (our largest cost item) which increased by 46%. Operating profit increased by EUR20.8m to EUR284.2m compared to the nine months ended December 31, 2003 despite Operating margins declining by 3 points to 28% during the period.

Total operating revenues increased by 19% to EUR1,015.5m whilst passenger volumes increased by 20% to 20.9m. Total revenue per passenger was unchanged compared with the same period last year.

Scheduled passenger revenues increased by 17% to EUR864.4m due to a combination of increased passenger volumes on existing routes, the successful launch of new bases at Rome-Ciampino and Barcelona-Girona, and the commencement of 20 new routes during the period, partly offset by a 2% reduction in average fares. The strong growth in passenger volumes is also reflected in the improvement in the load factor achieved, which rose from 83% to 86% during the period. Ancillary revenues continue to perform strongly with revenues growing by 36% to EUR151.2m in the period. This performance reflects the strong growth in non-flight scheduled revenues, car hire and other ancillary products. Ancillary revenues continue to grow at a faster rate than passenger volumes and now account for 15% of total revenues compared to 13% last year.

Total operating expenses increased by 24% to EUR731.3m due to the increased level of activity, and the increased costs primarily fuel, aircraft rentals, route charges and airport and handling costs associated with the growth of the airline. The increase in total operating expenses was also due to the strengthening of the Sterling to Euro exchange rate partly offset by a stronger Euro to US$ exchange rate.

Staff costs have increased by 14% to EUR104.1m. This increase primarily reflects a 13% increase in average employee numbers to 2,578 and the impact of 3% pay increases granted during the period.

Depreciation and amortisation declined by 1% to EUR71.0m. An additional twelve 737-800 aircraft were purchased during the period, however during the same period the company retired 10 737-200 aircraft. The resultant higher depreciation charge was offset by a combination of a lower amortisation charge due to the retirement of 737-200 aircraft and the positive impact of a new engine maintenance agreement on the cost of amortisation of 737-800 aircraft. The strengthening of the euro to US$ also had a positive impact on both the depreciation and amortisation charge.

Fuel costs rose by 46% to EUR186.2m due to a 21% increase in the number of hours flown, a significant increase in the average US$ cost per gallon of fuel partly offset by the positive impact of the strengthening of the Euro to the US$ during the period.

Maintenance costs decreased by 12% to EUR27.2m reflecting an increase in the size of the fleet operated, and an increase in the number of hours flown offset by maintenance savings due to improved reliability arising from the higher proportion of 737-800 operated. Four BAE 146 aircraft, which incurred higher maintenance charges per aircraft operated compared to the remainder of the fleet, were returned to KLM earlier this year. During the last quarter, six leased 737-300 aircraft were returned earlier than scheduled, which in turn enabled the company to release maintenance overhaul provisions of EUR5.2m. Marketing and distribution costs increased by 22% to EUR13.4m due to higher spend on promoting new routes and an increase in the level of activity during the period.

Aircraft rental costs increased by EUR17.2m to EUR23.6m reflecting the increased costs associated with the lease of thirteen 737-800 aircraft since December 31,2003 offset by the return to KLM of four BAE 146 aircraft earlier this year. Six leased 737-300 aircraft were also returned to the lessor during quarter the 3rd quarter.

Route charges increased by 26% to EUR101.3m due to an increase in the number of sectors flown, an increase in the average sector length, an increase in the weight of the aircraft operated, (which incur a higher charge), and the negative impact of the strengthening of sterling against the Euro during the period. Airport and handling charges increased by 22% to EUR134.6m, slightly more than the increase in passenger volumes due to increased costs at certain existing airports offset by lower costs at new airports, and the adverse impact of the strength of the sterling exchange rate against the euro during the period. Other expenses increased by 19% to EUR69.9m, which is less than the growth in ancillary revenues due to improved margins on some new and existing products, and cost reductions achieved on indirect costs.

Operating margins have declined by 3% to 28% for the period reflecting the substantial higher fuel prices increased and due to the reasons outlined above operating profits increased by 8% to EUR284.2m.

Interest receivable has increased by 14% to EUR20.2m due to an increase in the level of cash and liquid resources and an improvement in deposit interest rates earned during the period compared to last year. Interest payable increased by EUR5.7m due to the drawdown of debt to part fund the purchase of new aircraft during the period.

The Company's Balance Sheet continues to strengthen due to the growth in profits during the period. Capital expenditure amounted to EUR342.2m part funded by cash generated from operating activities, whilst the excess cash of EUR190.5m is reflected in the increase in cash and liquid resources to EUR1,447.9m at 31 December 2004. Long term Debt, net of repayments increased by EUR200.4m, which was drawn down to part fund aircraft deliveries during the period.

Shareholders' Funds at December 31, 2004 have increased to EUR1,691.5m compared to EUR1,455.3m at March 31, 2004.

                       Notes to the Financial Statements

 1. -Accounting Policies
    The accounting policies followed in the preparation of these consolidated financial statements for the nine months ended December 31, 2004 are consistent with those set out in the financial statements for the year ended March 31, 2004.
 2. -Approval of the Financial Statements
    The Audit Committee approved the consolidated financial statements for the Nine months ended December 31, 2004 on January 28th, 2005.
 3. -Generally Accepted Accounting Policies
    The Management Discussion and Analysis of Results for the Quarter and Nine months ended December 31, 2004 are based on the results reported under Irish and UK GAAP.
 4. -Aircraft retirement costs

        Six aircraft were retired earlier than projected in 2003 due to the detection of scratch marks ('scribing') that occurred during an aircraft painting programme on these aircraft in 1995. It had been determined that the cost of repairing these aircraft was uneconomic due to the short remaining life of the aircraft. Accordingly the Company had determined that the residual value of US$1m(EUR794k) for these aircraft was excessive and as a result reduced it to EUR250k per aircraft. The cost of this adjustment charge for five aircraft was reflected in the results for the quarter ended September 30,2003, and the charge for a sixth aircraft is expensed in quarter ended December 31, 2003.



 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  31 January, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director